

March 3, 2021

By E-Mail

Sebastian Alsheimer
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

      Re: **Boston Private Financial Holdings, Inc.**
             Preliminary Proxy Statement filed by Holdco Opportunities Fund III, L.P.,
               Holdco Asset Management, LP, VM GP VII LLC, VM GP II LLC,
               Vikram Ghei and Michael Zaitzeff
             Filed on February 24, 2021
             File No. 001-35070

Dear Mr. Alsheimer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Reasons for the Solicitation

Concerns about Process and Motivations, page 5

1.   Please revise the table on page 5 to clarify that the Cash Incentive for 2019 was the amount paid from a possible incentive of $700,000 and that the amount included under the SVB column is the target incentive.

2.   Refer to footnote (a) to the table on page 5. It appears that the total of $3.5 million in the SVB column includes $1.5 million in target equity incentive opportunity and $1 million in potentially vested RSUs, assuming the vesting in 2021 of one-fourth of the RSUs. Please revise to describe the source of the remaining $1 million. If it is one-third of the performance-vesting RSUs, we note that the vesting appears to be effective in its entirety

at the end of the third year and not annually.

Concerns about Valuation, page 6

3. Please provide us supplemental support for the transactions referenced in the first footnote (1) and tell us what consideration you have given to including such information in the proxy statement.

4. Refer to the table at the top of page 8 and footnote (a). Please revise your disclosure to explain how you selected specific dates when the source materials only referenced a period of time. Were there other dates that you could have selected that would have resulted in a materially different description of your concerns?

5. Refer to the section captioned "The fairness opinion does not include an evaluation of comparable bank M&A transactions" on page 9. With a view toward revised disclosure, please tell us how you are certain that the financial analyses underlying the financial advisor's opinion did not include a comparable transactions analysis.

Proposal No. 2. Compensation Proposal, page 22

6. Please revise this section and the section for Proposal No. 3 to explain why you recommend a vote against each proposal.

Consequences of Defeating the Boston Private Merger Proposals, page 14

7. Please revise this section to clarify whether the failure to obtain shareholder approval for the merger would allow either the company or SVB to terminate the merger agreement and would, therefore, result in an obligation by the company to pay the $36 million termination fee.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions